SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON DC 20549

                                FORM 11-K/A


              ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

[X]  ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934 [FEE REQUIRED]

     For the fiscal year ended 12/31/93

                 OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

     For the transition period from ________ to ________

     Commission file number 0-6265

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     Multimedia, Inc. Salary Deferral Thrift Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                         Multimedia, Inc.
                         P O Box 1688
                         Greenville SC 29602
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                           REQUIRED INFORMATION


 Financial statements and schedules

 Consent of Independent Auditors

                    FINANCIAL STATEMENTS AND SCHEDULES


The Multimedia, Inc. Salary Deferral Thrift Plan (the "Plan") is an employee benefit plan qualified under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Plan's financial statements for the year ended December 31, 1993, and related schedules, were prepared in accordance with the financial reporting requirements of ERISA and were filed in paper with the Securities and Exchange Commission under cover of Form SE on or about June 27, 1994.
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                      CONSENT OF INDEPENDENT AUDITORS


Written consent of the independent auditors is included as an exhibit to this report.
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                                 SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                    Multimedia, Inc. Salary Deferral Thrift Plan
                                   (Name of Plan)



Date June 24, 1994     By Signature of J. Clyde Baucom appears here
     -------------        -----------------------------------------
                          J. Clyde Baucom
                          Chairman of the Administrative Committee

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                               EXHIBIT INDEX

    Consent of independent auditors.
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                      INDEPENDENT AUDITORS' CONSENT

Thrift Plan Administrative Committee
Multimedia, Inc. Salary Deferral Thrift Plan

We consent to incorporation by reference in the Registration Statements No. 2-68069 and 33-40253 on Form S-8 of Multimedia, Inc. of our report dated March 11, 1994, relating to the statements of net assets available for thrift plan benefits of the Multimedia, Inc. Salary Deferral Thrift Plan as of December 31, 1993 and 1992, and the related statements of changes in net assets available for thrift plan benefits for the years then ended, and all related financial statement schedules, which report appears in the 1993 annual report on Form 11-K of Multimedia, Inc. Salary Deferral Thrift Plan.

                          signature of KPMG Peat Marwick appears here

Greenville, South Carolina
June 24, 1994